SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 24)*

Orleans Homebuilders, Inc.
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

686588-10-4
(CUSIP Number)

Michael E. Plunkett, Esquire
WolfBlock LLP
1650 Arch Street, 22nd Floor
Philadelphia, Pennsylvania 19103
(215) 977-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 8, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

1.	NAME OF REPORTING PERSON:	Jeffrey P. Orleans

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS – PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION – Citizen of the United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER – 11,267,744

	8.	SHARED VOTING POWER – 10,175

	9.	SOLE DISPOSITIVE POWER – 11,267,744

	10.	SHARED DISPOSITIVE POWER – 10,175

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON – 11,277,919

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) – 61.0%

14.	TYPE OF REPORTING PERSON – IN

Amendment No. 24 to Statement on Schedule 13D

This Amendment No. 24 amends the Schedule 13D with respect to the common stock, $0.10 par value per share (the “Common Stock”), of Orleans Homebuilders, Inc. (the “Company”) beneficially owned by Mr. Jeffrey P. Orleans, which Schedule 13D was last amended by Amendment No. 23 filed on March 20, 2008.

Mr. Orleans is filing this Amendment No. 24 to Schedule 13D to reflect an increase in his pledge of securities pursuant to a loan arrangement described in Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to a personal loan arrangement, 3,978,474 of the shares of Common Stock of which Mr. Orleans has beneficial ownership have been pledged to Firstrust Bank as collateral for an annually renewable line of credit.  The maximum amount available under the line of credit has not changed since the inception of the loan arrangement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 11, 2008
/s/ JEFFREY P. ORLEANS
Jeffrey P. Orleans